UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

         Contrarian Capital Advisors, L.L.C.
         411 West Putnam Avenue
         Suite 225
         Greenwich, Connecticut  06830

2.  Issuer Name and Ticker or Trading Symbol

         Darling International Inc.
         (DAR)

3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

         11/99

5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other* (specify below)

7.  Individual or Joint/Group Filing (check Applicable Line)

         Form filed by One Reporting Person
         Form filed by More than One Reporting Person

                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock             11/30/99        J               59,853     D          1,594,626**                I        Investment
                                                                                                                   Manager

Common Stock             11/30/99        J               59,853***  A             59,853***               I        General Partner
                                                                                                                   or Investment
                                                                                                                   Manager



                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|
                   |             |            |      |     |        |        |         |         |        |            |


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of          |



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


|     Derivative        |    derivative     |     Form of       |     Indirect           |
|     Security          |    Securities     |     Derivative    |     Beneficial         |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership          |
|                       |    cially         |     Direct (D)    |     (Instr. 4)         |
|                       |    Owned at       |     or Indirect   |                        |
|                       |    End of         |     (I) (Instr.   |                        |
|                       |    Month          |     4)            |                        |
|                       |    (Instr. 4)     |                   |                        |
|_______________________|___________________|___________________|________________________|





Explanation of Responses:

* The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has voting power and investment power with respect to securities in its clients' accounts. A Managing Member of the Reporting Person is a member of the Board of Directors of Darling International Inc.

**    These securities are owned by investment advisory clients
of Contrarian Capital Advisors, L.L.C. ("CCA"). CCA disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCA is reported herein.

***   These securities are owned by investment advisory clients
of Contrarian Capital Management, L.L.C. ("CCM"), an investment adviser registered under Section 203 of the Investment Avdisers Act of 1940 and has voting power and investment power with respect to securities in its clients' accounts. CCM disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCM is reported herein.


CONTRARIAN CAPITAL ADVISORS, L.L.C.

  By: /s/ David E. Jackson                  April 27, 2000
___________________________________         _________________
David E. Jackson, Managing Member




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****  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.












































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